CAN-CAL RESOURCES LTD.
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          8221 CRETAN BLUE LANE   *   LAS VEGAS,   NEVADA   *   89128




August 8, 2002


Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, DC 20549

Re: Can-Cal Resources Ltd.
    Withdrawal of Registration Statement on Form S-3
    SEC File No.  333-97421

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Can-Cal Resources Ltd. (the "Company") hereby requests that the Securities and Exchange Commission issue an order of withdrawal of its registration statement on Form S-3 filed with the Commission on July 31, 2002 (SEC File No. 333-97421). The Company has been advised by the Commission that it is not eligible to use Form S-3 for registration of the subject securities.

Furthermore, no securities have been offered or sold under the subject Form S-3 registration statement.

If you have any questions regarding this application, please contact the undersigned.

Sincerely,

Can-Cal Resources Ltd.

By:    /s/  Ronald D. Sloan
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    Ronald D. Sloan,
    Chief Executive Officer and Director




  PH0NE: (702) 243-1849   *  FAX: (702)243-1896   *   E-Mail: mining@gte.net


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